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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 6)


                       VWR SCIENTIFIC PRODUCTS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   918435 10 8
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                                 (CUSIP Number)


                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 8, 1999
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             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

           Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
                            Exhibit begins on Page 5
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CUSIP NO. 918435 10 8                  13D                     PAGE 2 OF 5 PAGES

    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             EM Laboratories, Incorporated

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|

    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS

             AF

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    15,438,274
      BENEFICIALLY
        OWNED BY            8.    SHARED VOTING POWER
          EACH
       REPORTING                  0
      PERSON WITH
                            9.    SOLE DISPOSITIVE POWER

                                  15,438,274

                           10.    SHARED DISPOSITIVE POWER

                                  0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             15,438,274

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             49.89%

    14.      TYPE OF REPORTING PERSON

             CO


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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 6, which relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of VWR Scientific Products Corporation (the "Issuer") and is being filed by EM Laboratories, Inc. ("EML"), supplements and amends the statement on Schedule 13D originally filed with the Commission, as amended.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is amended as follows:

In a press release dated July 8, 1999, EM Industries, Incorporated, the parent company of EML, announced that in connection with the currently pending tender offer by EML's wholly owned subsidiary, EM Subsidiary, Inc., for all outstanding shares of the Issuer, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired at 11:59 p.m. on July 7, 1999. A copy of the press release is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A. Press Release of EM Industries, Incorporated, dated July 8, 1999.


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 1999

                          EM LABORATORIES, INCORPORATED


                                          By: /s/ Stephen J. Kunst
                                          Name:  Stephen J. Kunst
                                          Title:  Vice-President and Secretary


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